<u>Summary changes made by Société Générale SA on 14/02/2022</u>

Société Générale SA has filed an amended SBSD registration statement (SBSE-A form) on April 14, 2022 to:
1- Update its list of principals (2 amendments)
2- Submit one version of the SBSE-A form with all required attachments (2 legal opinions, a supplemental information schedule, Swap Dealer Registration Form (NFA Form 7-R).
3- Changed contact employee.